UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________________

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February,  2006.

Commission File Number ________________

Novogen Limited
(Translation of registrant’s name into English)

140 Wicks Road, North Ryde, NSW, Australia
(Address of principal executive office)
___________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):

Note: Regulation S-T Rule 101 (b)( I) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule lO1(b)(7):

Note: Regulation S-T Rule l01(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule l2g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novogen Limited
(Registrant)

/s/ Ron Erratt
Ronald Lea Erratt
Company Secretary

Date 24 February, 2006

ASX & MEDIA RELEASE
24 FEBRUARY, 2006

NOVOGEN ADVANCES CLINICAL TRIAL PROGRAMS AND RETAINS SOLID CASH POSITION

Pharmaceutical company, Novogen Limited (ASX: NRT, NASDAQ: NVGN), has made significant gains in its clinical trial program during the half year to 31 December, 2005, with sufficient cash reserves to maintain the impetus of its research and development.

Consolidated cash reserves are $42.4 million at 31 December, 2005.

Chief Executive Officer of Novogen, Mr Christopher Naughton, said the continuing strategy of the Novogen Group was to fund its research activities through its US based therapeutically focused subsidiaries, whilst Novogen Limited created the intellectual property to support the existing portfolio of compounds and developed the extensive pre-clinical drug pipeline.

“The Group strategy is to consider licensing and partnering when compounds are clinically advanced, such as with the anti-cancer drug phenoxodiol, now entering phase III trials,” Mr Naughton said.

“Our present cash reserve position ensures that we can resist the need to seek prematurely outside partnerships for drug development and pharmaceutical licensing.”

Mr Naughton said the Group had made significant advances in its research and development program during the half year.

The Novogen Group of companies includes the Australian parent and two US based subsidiaries, Marshall Edwards, Inc., and Glycotex, Inc.

Marshall Edwards, is 87 per cent owned by Novogen and is developing the Group’s lead anti-cancer compound, phenoxodiol, across a range of different cancers and in combination with other anti-cancer drugs. Glycotex which is 83 per cent owned by Novogen, is responsible for the development of the glucan wound healing program.

Among research and development advances was the receipt of research and clinical trial data demonstrating that phenoxodiol, had delayed significantly tumour progression in men suffering from late-stage hormone refractory prostate cancer.

Other progress made with phenoxodiol during the period included the announcement of an investigator sponsored clinical study of phenoxodiol in combination with docetaxel for women with recurrent ovarian cancer.

This clinical study is to take place at Yale University School of Medicine and is supported jointly by the multinational pharmaceutical company Sanofi-Aventis and Marshall Edwards.

Researchers from Yale University’s School of Medicine also reported further updates on results of phenoxodiol on women with early-stage cancer of the cervix and vagina.

In addition, further progress has been made with the trans NV-04 cardiovascular program and the NV-52 anti-inflammatory clinical plan.

Glycotex filed for an IPO with the US Securities Exchange Commission during the period, and although formal approval was received, the company opted to develop its glucan wound healing program further before considering reissuing the prospectus later in 2006. Glycotex has appointed Dr Reinhard Koenig as its chief executive officer, based in San Francisco.

1

Novogen also increased its intellectual property suite during the half year to 31 December, 2005, to a total of 51 patents with the addition of six new international patents across its drug development pipeline.

Total revenue for the half year to December was $8.64 million, compared with $9.59 million for the six months to 31 December, 2004.

Royalties of approximately $0.7 million were received for the six months in the form of milestone payments due under a licence agreement with Archer Daniels Midland and $0.3 million due under a licence agreement with Melbrosin.

The majority of revenue is from sales of over the counter products internationally contributing $6.4 million compared with $7.3 million in the previous corresponding half year, with a contribution from interest earned on cash deposits.

Net loss for the six months was $6.5 million, an increase of $1.6 over the half year to 31 December, 2004.

Novogen is focused on research and development of drugs derived from its phenolic technology platform. The Company manages its international research and development programs utilising the expertise and clinical research capabilities of universities and hospitals in Australia, the US and other key international locations.

Under U.S. law, a new drug cannot be marketed until it has been investigated in clinical trials and approved by the FDA as being safe and effective for the intended use. Statements included in this press release that are not historical in nature are "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. You should be aware that our actual results could differ materially from those contained in the forward-looking statements, which are based on management's current expectations and are subject to a number of risks and uncertainties, including, but not limited to, our failure to successfully commercialize our product candidates; costs and delays in the development and/or FDA approval, or the failure to obtain such approval, of our product candidates; uncertainties in clinical trial results; our inability to maintain or enter into, and the risks resulting from our dependence upon, collaboration or contractual arrangements necessary for the development, manufacture, commercialization, marketing, sales and distribution of any products; competitive factors; our inability to protect our patents or proprietary rights and obtain necessary rights to third arty patents and intellectual property to operate our business; our inability to operate our business without infringing the patents and proprietary rights of others; general economic conditions; the failure of any products to gain market acceptance; our inability to obtain any additional required financing; technological changes; government regulation; changes in industry practice; and one-time events. We do not intend to update any of these factors or to publicly announce the results of any revisions to these forward-looking statements.

A copy of this release can be downloaded from www.westbrookfin.com.au or www.novogen.com

2